15045564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33797

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carter, Terry & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3060 Peachtree Road, Suite 1200
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Montet **(404) 364-2141**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2/25/15

OATH OR AFFIRMATION

I, Timothy J. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Carter, Terry & Company, Inc. as

of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE FELDER
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA
MY COMM. EXP. 9-14-17

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CARTER TERRY & COMPANY, INC.
(a wholly-owned subsidiary of
First Atlanta Financial Services, Incorporated)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED DECEMBER 31, 2014

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services Incorporated)

FINANCIAL STATEMENTS AND SUPPLEMETARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Carter, Terry & Company, Inc.

We have audited the accompanying financial statements of Carter, Terry & Company, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carter, Terry & Company, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carter, Terry & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Carter, Terry & Company, Inc. financial statements. The information is the responsibility of Carter, Terry & Company, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 17, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CARTER, TERRY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	551,603
Deposits with clearing organization		70,000
Due from clearing		145,019
Securities owned		40,868
Advances to related parties		25,876
Prepaid expenses		30,029
Total current assets		863,395
Total assets	$	863,395
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$	198,689
Due to Parent		56,950
Total liabilities		255,639
Stockholder's equity:		
Common stock: $1 par value, 10,000 shares authorized; 2,472 shares issued and outstanding		2,472
Additional paid-in capital		236,304
Retained earnings		368,980
Total stockholder's equity		607,756
	$	863,395

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commission income	$	3,646,979
Investment banking		1,441,978
Gain on investments		7,626
Interest income		8,232
		5,104,815
Expenses:		
Management fees to Parent		420,000
Commission expense		3,502,083
Employee compensation and benefits		310,097
Clearing costs		221,630
Occupancy		345,000
Communication		80,955
Registration fees		59,539
Other operating expense		16,936
		4,956,240
Net income before income taxes		148,575
Income taxes:		
Provision for income taxes		47,000
NET INCOME	$	101,575

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	101,575
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock compensation received for services		(161,050)
Commissions paid with securities		129,852
Unrecognized loss on investments		(8,035)
Recognized loss on investments		409
Changes in operating assets and liabilities:		
Receivables		16,187
Advances to related parties		18,703
Investments at Fair Market Value		50,772
Prepaid expenses		(3,958)
Accounts payable and accrued expenses		(40,530)
Due to holding company		32,000
Net cash provided by operating activities		135,925
NET CHANGE IN CASH AND CASH EQUIVALENTS		135,925
CASH AND CASH EQUIVALENTS, beginning of period		415,678
CASH AND CASH EQUIVALENTS, end of period	$	551,603
SUPPLEMENTAL DISCLOSURE INFORMATION		
Securities compensation received	$	161,000
Commissions paid with securities	$	130,000

The accompanying notes are an integral part of these financial statements.

CARTER, TERRY & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Contributed	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2014	2,472	$ 2,472	$ 236,304	$ 267,405	$ 506,181
Net income				101,575	101,575
Balances, December 31, 2014	2,472	2,472	236,304	368,980	607,756

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

The Company maintains its bank account at a high credit rated financial institution. The balance at times exceeds federally insured limits.

Revenue Recognition

Commission income related to customer accounts is reported on a settlement date basis, which approximates a trade date basis. Revenues from investment banking fees are recognized when earned in accordance with the terms of service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Income Taxes

The Company and First Atlanta file a consolidated income tax return. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income *Taxes*, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the members of the group when those members issue separate financial statements. As allowed under ASC 740, the Company calculates current and deferred tax effects as if it were a separate taxpayer. To the extent that this calculation results in items which would be recorded on the balance sheet of a standalone taxpaying entity, such as income taxes payable and deferred tax assets and liabilities, the Company adjusts its balance due from or due to First Atlanta. The current income tax effect is described in Note 8.

Company management, which is common with First Atlanta management, assesses the likelihood, based on their technical merit, that tax positions taken in the consolidated tax return will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. Any amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 17, 2015, which is the date the financial statements were available for issue.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $100,000 for cash. At December 31, 2014, the Company maintained a cash balance with a SIPC-insured institution approximately $148,000 in excess of the insured amount. Cash and cash equivalents on the statement of financial condition includes money market mutual fund balances which exceed $100,000. Such balances typically qualify as securities for SIPC coverage in the event of financial failure of the brokerage firm, though not as protection against potential loss of market value.

Management does not believe a credit risk concentration relating to receivables from its clearing brokers exists due to the financial stability of the two clearing organizations from whom the receivable balances are due.

3. Securities Owned:

Securities owned consist primarily of restricted marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company classifies these investments as trading securities and reports them at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations. Market values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Receivables consist of commissions due from the Company's two clearing organizations. In the opinion of management, no allowance for doubtful accounts is necessary for these balances at December 31, 2014.

5. Advances to Related Parties:

Advances to related parties are due on demand from various officers and employees, and carry no stated interest rate.

6. Fair Value Measurements:

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified b ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:

* Quoted prices for similar assets or liabilities in active markets.
* Quoted prices for identical or similar assets or liabilities in inactive markets.
* Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2014:

	Fair Value Measurements Using Input Type		
Common stock – small cap			
Level 1	Level 2	Level 3	Total
$ 40,868	$ -0-	$ -0-	$ 40,868

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2014 on a non-recurring basis.

7. Contingencies and Commitments:

The Company is subject to litigation, arbitration settlements, and regulatory assessments in the ordinary course of business. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2014 requiring contingent loss recognition.

8. Income Taxes:

The provision for income taxes consists of the following:

Current federal tax expense	$	38,000
Current state tax expense		9,000
	$	47,000

The current provision results in a net increase of $47,000 in the liability due to Parent at December 31, 2014.

Deferred taxes are not significant at December 31, 2014.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the consolidated tax return for the year ended December 31, 2014 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the consolidated income tax returns filed by First Atlanta remains open for years ended on or after December 31, 2011.

9. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance and management and administrative services to the Company. During the year ended December 31, 2014, the Company paid First Atlanta $345,000 for rent and $420,000 for other expenses, which are aggregated as management fees.

First Atlanta is dependent upon the Company as a source of funds to meet its lease obligations. Future minimum lease payments under First Atlanta's lease are approximately as follows:

2015	$230,000
2016	$240,000
2017	$246,000
2018	$253,000
2019	$171,000
Total	$1,140,000

At December 31, 2014, the balance due to First Atlanta is $56,950.

10. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $50,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500%

At December 31, 2014, the Company has net capital of $507,610, which is $457,610 in excess of the required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital is 50.36%. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company may receive but does not hold customer or other broker or dealer cash or securities.

SCHEDULE I
COMPUTATION OF NET CAPITA UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity from Statement of Financial Condition	$	607,756.00
Deduct stockholder's equity not allowable for net capital	$	-
Total Stockholder's equity qualified for net capital	$	607,756.00
Add:		
Non-allowable assets:	$	-
Advances to related parties	$	(25,876.00)
Prepaid expenses	$	(30,029.00)
Other additions and/or credits	$	-
Net capital before haircuts on securities positions (tentative net capital	$	551,851.00
Haircuts on securities:		
Money market assets	$	(3,373.00)
Other securities	$	(40,868.00)
Net Capital	$	507,610.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	17,043.00
Minimum dollar net capital requirement of reporting broker-dealer	$	50,000.00
Net capital requirement (greater of above)	$	50,000.00
Excess net capital	$	457,610.00
Excess net capital at 1000%	$	447,610.00

COMPUTATION OF NET CAPITA UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from State of Financial Condition	$	255,639.00
Total aggregate indebtedness	$	255,639.00
Ratio: Aggregate indebtedness to net capital		50.36%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2014)
There is no significant difference between net capital as reported in Part II of Form X-17a-5 and net capital per above.

CARTER TERRY & COMPANY, INC

SCHEDULE II
COMPUTATION FOR DETERMMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECMEBER 31, 2014

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Carter, Terry & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Carter, Terry & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Carter, Terry & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Carter, Terry & Company, Inc. stated that Carter, Terry & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carter, Terry & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carter, Terry & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 17, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

CARTER TERRY

3060 PEACHTREE ROAD, NW
SUITE 1200
ATLANTA, GEORGIA 30305

404.364.2070
US WATS 1/800.848.9555
FAX 404.364.2079

BROKER DEALERS ANNUAL EXEMPTION REPORT

Carter Terry & Company, Inc. claims an exemption for the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Carter Terry & Company, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Timothy J. Terry
January 21, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CARTER, TERRY & COMPANY, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of Carter, Terry & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Carter, Terry & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carter, Terry & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carter, Terry & Company, Inc.'s management is responsible for Carter, Terry & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Carter Terry & Company Inc,
3060 Peachtree Road NE
Suite 1200
Atlanta GA 30305

SEC#8-33797

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Montet 404-364-2070

2. A. General Assessment (item 2e from page 2) $ 10,299.18

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,714.72)
7/24/14, 1/20/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,584.46

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,584.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,584.46

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carter Terry & Company Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 23 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,104,815
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	755,888
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	221,630
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7,625
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	985,143
2d. SIPC Net Operating Revenues	$4,119,672
2e. General Assessment @ .0025	$10,299.18
	(to page 1, line 2.A.)